May 23, 2017

Evolent Health, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 3, 2017
File No. 001-37415

Dear Mr. Lee:

We refer to the letter dated May 17, 2017 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to Evolent Health, Inc., a Delaware corporation (the “Company”), setting forth the comment of the staff of the Commission (the “Staff”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016, File No. 001-37415, filed on March 3, 2017.  Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Form 10-K for the fiscal year ended December 31, 2016

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 104

1.
In future filings, please specify if management applied the criteria of the Updated 2013 Framework or the 1992 Framework issued by COSO when assessing the effectiveness of the Company's internal control over financial reporting. Reference is made to Item 308(a)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that it will specify in future filings the applicable criteria.  As of December 31, 2016, management assessed the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission on May 14, 2013.

800 N. Glebe Road  •  Suite 500  •  Arlington, Virginia 22203 •  evolenthealth.com

Please contact me at (571) 418-5197 with any questions regarding the above response.

Very truly yours,

/s/ Nicholas McGrane
Nicholas McGrane
Chief Financial Officer

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

BY EDGAR; FED EX

800 N. Glebe Road  •  Suite 500  •  Arlington, Virginia 22203 •  evolenthealth.com